EXHIBIT 3.5

CERTIFICATE OF DESIGNATION

OF

MONEY4GOLD HOLDINGS, INC.

I, Daniel Brauser, Chief Financial Officer of Money4Gold Holdings, Inc., a Company organized and existing under the laws of the State of Delaware (the “Company”), DO HEREBY CERTIFY:

That pursuant to Section 151 of the Delaware General Corporation Law, the Board of Directors of the Company on April 30, 2009 adopted the following resolution.

RESOLVED:

 That the Company create a series of preferred stock with the designations, powers, preferences and limitations as set forth below:

1.

Designation; Ranking.  A series of preferred stock is hereby designated as Series B Preferred Stock (the “Series B Preferred Stock”).

2.

Liquidation Preference.  The holder of the Series B Preferred Stock shall have a liquidation preference equal to $250,000, plus unpaid accrued dividends.

3.

Dividends.  The holder of the Series B Preferred Stock shall receive a quarterly dividend of 7% per annum which will be declared as of the last day of each calendar quarter accruing until such time as the Company may lawfully pay it.  The accrued dividend may be converted into common stock at the holder’s option.  The conversion price will be equal to the closing price of the Company’s common stock on the date each dividend is declared (or the last trading day if there were no trades on the last calendar day).

4.

Number.   The number of shares constituting Series B Preferred Stock is fixed at 25,000 shares, par value $.0001 per share, and such amount may not be increased or decreased except with the written consent of the holders of at least a majority of the issued and outstanding Series B Preferred Stock.

5.

Conversion.  The holder of the Series B Preferred Stock shall have, and be subject to, the following conversion rights:

(a)

Conversion Upon Election of the Holder.  At any time, 90 days after issuance, the holder of shares of the Series B Preferred Stock shall be entitled, upon written notice to the transfer agent (or to the Company if the Company serves as its own transfer agent) to convert all or any part of the accrued dividend into a number of fully paid and nonassessable shares of Common Stock at the conversion price(s) described in Section 3.

(b)

Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the dividends on shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding accrued dividends; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all accrued dividends, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Company’s Certificate of Incorporation.

(c)

No Impairment.  The Company shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights of the holder of the Series B Preferred Stock against impairment.

(d)

Mechanics of Conversion. Before the holder of Series B Preferred Stock shall be entitled to convert accrued dividends into shares of Common Stock, the holder shall give written notice to the Company specifying the amount of the dividends being converted and the conversion price(s).  The notice shall state the holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or his attorney duly authorized in writing.

(e)

Conversion Time.  The conversion time shall be the date notice is provided by the holder of Series B Preferred Stock to the Company.

6.

Redemption.  At any time beginning on July 16, 2009 (90 days from April 17, 2009), the Company will if requested by the Holder redeem the principal and accrued interest, unless the Company cannot do so due to a conflict with any agreements or Delaware law.

7.

Record Owner.  The Company may deem the person in whose name shares of Series B Preferred Stock shall be registered upon the registry books of the Company to be, and may treat him or her as, the absolute owner of the Series B Preferred Stock for all purposes, and the Company shall not be affected by any notice to the contrary.

8.

Register.  The Company shall maintain a transfer agent, which may be the transfer agent for the Common Stock or the Company itself, for the registration of the Series B Preferred Stock.  Upon any transfer of shares of Series B Preferred Stock in accordance with the provisions hereof, the Company shall register or cause the transfer agent to register such transfer on the Stock Register.

9.

Change of Terms or Issuance of Additional Series B Preferred Stock.  The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than 51% of the then outstanding shares of Series B Preferred Stock, shall be required for any change to the Company’s Certificate of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series B Preferred Stock.

IN WITNESS WHEREOF, the undersigned has signed and executed the foregoing Certificate of Designation on this 14th day of May, 2009.

MONEY4GOLD HOLDINGS, INC.

By:	/s/ Daniel Brauser
DANIEL BRAUSER, President and
Chief Financial Officer

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